# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5E Advanced Materials, Inc., CIK 0001888654
CUSIP: 33830Q208
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0002157935
Persons authorized to receive notices and communications: Nanette C. Heide, Troutman Pepper Locke LLP, 875 Third Avenue, New York, New York (NY), 10022, 212.704.6177

## Reporting persons
- Karnavati Holdings, Inc. (CIK 0002157935): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,144,182; sole dispositive power 0; shared dispositive power 6,144,182; aggregate amount beneficially owned 6,144,182 (12.4% of the class); the aggregate amount excludes certain shares
  Comment: Row 13 is based on 49,634,871 shares of Common Stock outstanding, consisting of (i) 41,647,371 shares outstanding as of September 16, 2026, as reported by the Issuer, plus (ii) 7,987,500 shares issued by the Issuer on October 1, 2026 in connection with the closing under the Asset Purchase Agreement. Row 11 excludes (a) 1,843,318 shares held in escrow by Equiniti Trust Company, LLC pending resolution of a mechanic's lien claim, any residual of which is to be distributed to KHI, and (b) 312,500 shares held back by the Issuer pending delivery of executed deeds and the Tranche 2 Funding.
- Nirma Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: India (K7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,144,182; sole dispositive power 0; shared dispositive power 6,144,182; aggregate amount beneficially owned 6,144,182 (12.4% of the class); the aggregate amount excludes certain shares
  Comment: See footnote to KHI cover page for basis of Row 13 and excluded shares. Nirma Limited owns 100% of KHI and may be deemed to beneficially own the shares held by KHI.
- Karsanbhai K. Patel: type of reporting person: individual (IN); citizenship or place of organization: India (K7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,144,182; sole dispositive power 0; shared dispositive power 6,144,182; aggregate amount beneficially owned 6,144,182 (12.4% of the class)
  Comment: Dr. Patel holds 58.98% of the shares of Nirma Limited and may be deemed to beneficially own the shares held by KHI.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: 5E Advanced Materials, Inc.
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by (i) Karnavati Holdings, Inc., a Delaware corporation ("KHI"); (ii) Nirma Limited, a company organized under the laws of India ("Nirma"); and (iii) Dr. Karsanbhai K. Patel ("Dr. Patel" and together with KHI and Nirma, the "Reporting Persons"). KHI is a wholly owned subsidiary of Nirma, and Dr. Patel holds 58.98% of the shares of Nirma. The Reporting Persons have entered into a Joint Filing Agreement, filed as Exhibit 1. The names of the directors and executive officers of KHI and Nirma are set forth on Schedule A, which is incorporated herein by reference.
Residence or business address: KHI: 9401 Indian Creek Parkway, Suite 1000, Overland Park, Kansas 66210. Nirma and Dr. Patel: Nirma House, Ashram Road, Ahmedabad 380009, Gujarat, India. Business addresses of the persons listed on Schedule A are set forth therein.
Present principal occupation or employment: KHI is a holding company that previously owned a business focused on mining, processing, marketing and distributing soda ash, sodium sulfate and refined boron products, and currently holds promissory notes and shares of the Issuer. Nirma is an Indian consumer goods and industrial chemicals conglomerate based in Ahmedabad, Gujarat. Dr. Patel's principal occupation is Chairman of Nirma. SCHEDULE A -- Directors and Executive Officers. KHI: Emanuel J. DiTeresi (Director; Retired; c/o KHI, 9401 Indian Creek Parkway, Suite 1000, Overland Park, KS 66210; U.S.); Matthew J. Dowd (Director and Corporate Secretary, KHI; 9401 Indian Creek Parkway, Suite 1000, Overland Park, KS 66210; U.S.); Kaushik N. Patel (Director; Chartered Accountant; B. No. 5, Tapas Bunglow, Vijay Bapunagar Soc, Nr. Setu Bunglow, Opp. Revera-11, VejalPur, Ahmedabad 380051, Gujarat, India; India); Avinash Puri (Director and President; Senior Advisor, Searles Valley Minerals Inc., 9401 Indian Creek Parkway, Suite 1000, Overland Park, KS 66210; U.S.); Manan N. Shah (Director; Chief Financial Officer, Nirma; Nirma House, Ashram Road, Ahmedabad 380009, India; India); Ajay B. Khushu (Chief Financial Officer and Treasurer; Vice President (Legal), Nirma; Nirma House, Ashram Road, Ahmedabad 380009, India; India). Nirma (business address Nirma House, Ashram Road, Ahmedabad 380009, Gujarat, India unless noted): Dr. Karsanbhai K. Patel (Chairman; India); Rakesh K. Patel (Vice Chairman; India); Kaushikbhai N. Patel (Director; Chartered Accountant; address above; India); Tejalben A. Mehta (Director; Service, Nirma University, Sarkhej-Gandhinagar Highway, Chharodi, Ahmedabad 382481; India); Khodabhai K. Patel (Director; Service, Nirma University, Sarkhej-Gandhinagar Highway, Chharodi, Ahmedabad 382481; U.S.); Sanjiv N. Patel (Director; Chairman and Managing Director, Patel Airtemp (India) Limited, Plot No. 805, Rakanpur, Sola-Bhadaj Village, Kalol, Dist. Gandhinagar 382722; India); Ashish K. Desai (Whole-time Director; India); Hiren K. Patel (Managing Director; India); Manan N. Shah (Chief Financial Officer; India); Paresh Sheth (Company Secretary; India).
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: KHI: Delaware. Nirma: India. Dr. Patel: India. Citizenship of each person listed on Schedule A is set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: KHI was the lender under the Debtor-in-Possession Credit Agreement dated June 15, 2026 with Searles Valley Minerals Inc. ("SVM"). Under the Asset Purchase Agreement dated September 14, 2026 among SVM and its affiliated debtors, 5E SVM, LLC, the Issuer (for limited purposes) and Nirma (for limited purposes) (the "APA"), the Issuer issued 8,300,000 shares of Common Stock as part of the purchase price for the assets of SVM sold under section 363 of the Bankruptcy Code. On October 1, 2026, the Issuer issued 3,072,091 shares to KHI in partial payment of the DIP Obligations, and 3,072,091 shares to KHI as designee of HSBC Bank USA, National Association, for a total of 6,144,182 shares. The shares were valued at the per-share VWAP for purposes of crediting the obligations. No funds were used to acquire the 3,072,091 shares issued in payment of the DIP Obligations.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the shares as consideration in partial satisfaction of secured obligations owed by SVM, as described in Item 3, and hold them for investment purposes. Under the APA, KHI may receive up to an additional 2,155,818 shares, consisting of 312,500 shares held back by the Issuer pending delivery of executed deeds and the Tranche 2 Funding under the Bridge Facility, and any residual of 1,843,318 shares held in escrow pending resolution of a mechanic's lien claim. Under Section 6.23 of the APA, the Issuer has agreed to file a resale registration statement covering the shares. Except as described in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters described in clauses (a) through (j) of Item 4. The Reporting Persons may review their investment and, subject to applicable law, may acquire or dispose of securities of the Issuer from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each Reporting Person may be deemed to beneficially own 6,144,182 shares of Common Stock, representing approximately 12.4% of the outstanding Common Stock, based on 49,634,871 shares outstanding, consisting of 41,647,371 shares outstanding as of September 16, 2026, as reported by the Issuer, plus 7,987,500 shares issued on October 1, 2026 under the APA. KHI holds the shares directly. Nirma, as the sole shareholder of KHI, and Dr. Patel, as the controlling shareholder of Nirma, may be deemed to beneficially own the shares held by KHI. Dr. Patel disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The amounts reported exclude (a) 1,843,318 shares held in escrow pending resolution of a mechanic's lien claim and (b) 312,500 shares held back by the Issuer pending delivery of executed deeds and the Tranche 2 Funding, as KHI does not have the right to acquire any of such shares within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person has shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, 6,144,182 shares, and sole power over none.
Transactions in the class effected during the past sixty days: Except for the acquisition of 6,144,182 shares by KHI on October 1, 2026 described in Item 3, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Asset Purchase Agreement: The information in Items 3 and 4 regarding the APA is incorporated herein. Under Section 6.23 of the APA, the Issuer agreed to file, within 105 days after closing, a registration statement covering resale of the shares by KHI, and to use commercially reasonable efforts to keep it effective until the shares cease to be Registrable Shares (no later than two years after closing), subject to permitted suspensions. Bridge Facility: KHI provided a $10.0 million senior secured bridge facility to 5E SVM, LLC, guaranteed by the Issuer, of which $7.0 million was funded at closing and $3.0 million is to be funded upon specified conditions; the release of 312,500 held-back shares to KHI is conditioned in part on this Tranche 2 Funding. Promissory Note: KHI received an interest in the senior unsecured promissory note issued by 5E SVM, LLC as part of the purchase price under the APA. Letters of Credit: Under Section 6.15 of the APA, Nirma has agreed to cause KHI to provide letters of credit supporting replacement bonding for up to 12 months after closing. Joint Filing Agreement: The Reporting Persons have entered into a Joint Filing Agreement, filed as Exhibit 1. Except as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between them and any other person with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 -- Joint Filing Agreement among the Reporting Persons (filed herewith). Exhibit 2 -- Asset Purchase Agreement, dated September 14, 2026 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed September 15, 2026). Exhibit 3 -- Powers of Attorney (filed herewith).

## Signatures
- Karnavati Holdings, Inc.: /s/ Nanette C. Heide, Attorney-in-Fact for Karnavati Holdings, Inc., Nanette C. Heide, Attorney-in-Fact (10/08/2026)
- Nirma Limited: /s/ Nanette C. Heide, Attorney-in-Fact for Nirma Limited, Nanette C. Heide, Attorney-in-Fact (10/08/2026)
- Karsanbhai K. Patel: /s/ Nanette C. Heide, Attorney-in-Fact for Karsanbhai K. Patel, Nanette C. Heide, Attorney-in-Fact (10/08/2026)
Comment: Powers of attorney granted by each Reporting Person to Nanette C. Heide and Heather Papaleo, among others, are filed herewith as Exhibit 3.